

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Mohammed M. Ansari
Chief Executive Officer
Berenson Acquisition Corp. I
667 Madison Avenue, 18th Floor
New York, New York 10065

> **Re: Berenson Acquisition Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted July 20, 2021**
> **CIK No. 0001869673**

Dear Mr. Ansari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance